:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-28452

CUSIP NUMBER 92257T-CO-8

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 28, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Velocity Express Corporation
Full Name of Registrant

Not Applicable
Former Name if Applicable

One Morningside Drive North, Bldg. B, Suite 300
Address of Principal Executive Office (Street and Number)

Westport, Connecticut 06880
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Velocity Express Corporation is filing this report for a 15-day extension for filing its Annual Report on Form 10-K (the “Form 10-K”) for the period ended June 28, 2008 as we are not able to file the Form 10-K by the prescribed filing date without unreasonable effort and expense.

Damage to our financial operations center in Houston, TX caused by Hurricane Ike has made it difficult to access some of our financial records needed to provide information to our independent auditors to permit them to complete certain audit procedures. In addition, management has been involved in negotiating a new senior secured loan facility with a new lender, to replace our existing facility with Wells Fargo Foothill. While no assurances can be given, we believe we will be able to complete the remaining audit procedures, reach a mutually satisfactory new loan agreement and file our Form 10-K on or before October 13, 2008.

This notification contains certain forward-looking statements regarding Velocity Express within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on the beliefs of our management as well as assumptions made by and information currently available to our management. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.

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(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Edward W. Stone	(203)	349-4199
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

There are three significant changes in the Company’s results of operations. First, in line with previously reported results for the first 9 months of fiscal 2008, full year revenue is 17% lower than fiscal 2007 and the loss from operations before goodwill impairment is $10.1 million (52%) better than the loss in 2007.

Second, the value of the Company’s goodwill, a substantial portion of which arose in connection with the acquisition of CD&L, Inc. in the first quarter of our 2007 fiscal year, is significant relative to total assets and stockholders equity. We review goodwill for impairment during the fourth quarter of our fiscal year and at interim dates when events and circumstances warrant. During the fourth quarter of fiscal 2008, the Company recorded a $52.5 million (non-cash) goodwill impairment charge (subject to audit completion).

Third, on May 19, 2008, holders of the Company’s Senior Secured Notes due 2010 consented to a Fourth Supplemental Indenture modifying the indenture governing the Notes. In accordance with the provisions of EITF 96-19, the substantial modification of the terms of the indenture is accounted for as an extinguishment of the existing debt and the issuance of new debt. Consequently, the Company recorded a (non cash) gain on the extinguishment of debt in the fourth quarter of approximately $13.9 million. The gain on the extinguishment of debt will be reported as a component of other income below the loss from operations.

Velocity Express Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 26, 2008	By	/s/ Edward W. Stone
		Name:	Edward W. Stone
		Title:	Chief Financial Officer